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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                             (Amendment No. 1 )*
                                          ----
              OraLabs Holding Corp., successor to SSI Capital Corp.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   684 029 101
          -----------------------------------------------------
                                 (CUSIP Number)


       Douglas B. Koff, Esq., Waldbaum, Corn, Koff, Berger & Cohen, P.C.
      303 E. 17th Avenue, Suite 940, Denver, Colorado 80203 (303) 861-1166
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  February 1998
          -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13a-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                                   SCHEDULE 13D

CUSIP No.  684 029 101
          -------------
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     SUZAN M. SCHLATTER
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                      (b) [ ]
     Not Applicable
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3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     00
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   [ ]
     ITEMS 2(d) or 2(e)

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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     USA
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--------------------------------------------------------------------------------
  NUMBER OF   |  7  |     SOLE VOTING POWER
   SHARES     |     |     199,000
BENEFICIALLY  |-----------------------------------------------------------------
  OWNED BY    |  8  |     SHARED VOTING POWER
    EACH      |     |     0
  REPORTING   |-----------------------------------------------------------------
    WITH      |  9  |     SOLE DISPOSITIVE POWER
              |     |     199,000
              |-----------------------------------------------------------------
              | 10  |     SHARED DIPOSITIVE POWER
              |     |     0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     199,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*   [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2%
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14   TYPE OF REPORTING PERSON*
     IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 684 029 101

                       INFORMATION SHEET FOR SCHEDULE 13D/A

ITEM NO. 1          Security and Issuer. The class of equity securities to which this  statement  relates is common stock of OraLabs  Holding
                    Corp., successor to SSI Capital Corp. (the "Company"). The principal executive offices of the Company are located at 2901 South Tejon Street, Englewood, Colorado 80110.

ITEM NO. 2          Identity and Background.  (a) Suzan M.  Schlatter;  (b) 4835
                    South  Gaylord  Street,   Englewood,   Colorado  80110;  (c)
                    Secretary of the Company, whose principal business is the manufacture and sale of breath products and lip balm products.

ITEM NO. 3          Source  and  Amount  of Funds or  Other  Consideration.  The
                    securities  were  acquired  by  gift  from  Ms.  Schlatter's spouse,  whose  securities  were acquired in connection with
                    the   closing   of  a   Merger   Agreement   and   Plan   of
                    Reorganization,  pursuant to which Ms.  Schlatter's  spouse,
                    Gary H.  Schlatter,  exchanged all of his shares in OraLabs,
                    Inc. for shares of the Company's predecessor.  Ms. Schlatter disclaims  any  beneficial  interest  in  securities  of the
                    Company titled in her spouse's name. One thousand (1,000) of the  shares  reported  in  this  Schedule  are  held  in Ms.
                    Schlatter's  capacity as general partner of a family limited partnership  and  the  balance  (198,000)  are  held  in Ms.
                    Schlatter's  capacity  as  trustee  for the  benefit  of her children.  Ms.  Schlatter  states  that the  filing  of this
                    Schedule shall not be construed as an admission that she is, for the purposes of Section 13(d) or 13(g) of the Securities
                    Exchange  Act  of  1934,  as  amended,  or  otherwise,   the
                    beneficial owner of any securities of the Company titled in the name of her spouse.

ITEM NO. 4          Purpose of  Transaction.  The  securities  reported  in this schedule were acquired by gift for estate planning purposes.

ITEM NO. 5          Interest in Securities of the Issuer.  (a) 199,000 shares of common stock of the Company (approximately 2%) are held by Ms. Schlatter in the manner described in Item 3 above, which is incorporated herein by reference; (b) Ms. Schlatter has sole power to vote or to direct the vote of all of the shares being reported upon; (c) Ms. Schlatter did not engage in any other transactions in the class of securities reported on during the past 60 days; (d) none; (e) not applicable.

ITEM NO. 6          Contracts,  Arrangements,  Understandings  or  Relationships
                    With Respect to Securities of the Issuer. Ms. Schlatter owns
                    61,000 options to acquire shares of common stock of the Company, which vest 20% per year commencing August 22, 1998.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 16, 1998

                                               By:  /s/ Suzan M. Schlatter
                                                  ------------------------------
                                                  Suzan M. Schlatter